1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

SEVENTEENTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the seventeenth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 15 March 2016 by way of written notice or e-mail. The meeting was held on 29 March 2016 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by telecommunications. Ten directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant PRC laws, administrative regulations, departmental rules, normative documents, and the articles of association of the Company (the “Articles of Association”).

The following resolutions were passed at the meeting:

1. Approved the “Annual Report for the Year 2015 of Yanzhou Coal Mining Company Limited” and “Summary of the Annual Report”, and to publish the results for the year of 2015 domestically and overseas.

2. Approved the “Working Report of the Board for the Year 2015 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2015 annual general meeting (“2015 Annual General Meeting”) for discussion and consideration.

3. Approved the “Audited Financial Statements for the Year 2015 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2015 Annual General Meeting for discussion and consideration.

4. Approved the “Profit Distribution Plan for the Year 2015 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2015 Annual General Meeting for discussion and consideration.

As required by the Articles of Association, when allocating the profits after tax for the relevant accounting year, the lower of the profits after tax in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards shall prevail. According to the International Financial Reporting Standards, the net profit of the Company attributable to the shareholders of the Company for the year 2015 was RMB164.5 million. The distributed profit of the Company at the end of the year 2015 was RMB29.9699 billion.

As the accumulated statutory reserve of the Company accounted more than 50% of the registered capital, in return for the long-term support of the Shareholders, the Board proposed not to withdraw statutory reserve in 2015 and declare a cash dividend payable of RMB49.120 million (tax inclusive), being RMB0.01 per share (tax inclusive) after deduction H shares repurchase for the year 2015. After taking into account the proposed cash dividends for the year 2015, the remaining undistributed profit at the end of 2015 was RMB29.9208 billion. The Company would not increase its share capital through capitalization of its capital reserve for 2015.

This was agreed by the independent Directors.

5. Approved the “Proposal in relation to the Production and Operation Plans and Capital Expenditure Plan for 2016 of Yanzhou Coal Mining Company Limited”.

6. Approved the “Proposal in relation to the Remuneration of the Directors and Supervisors for 2016 of Yanzhou Coal Mining Company Limited”, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

The Company paid an aggregate amount of RMB3.8742 million (tax inclusive) to five non-independent Directors in 2015, which is an average of RMB0.7748 million (tax inclusive) for each person in the year, and provided an aggregate amount of RMB0.4623 million as their retirement pension. Four independent Directors received remuneration from the Company in an aggregate amount of RMB0.5204 million (tax inclusive), i.e. an average of RMB0.1301 million (tax inclusive) for each person in the year. The Company has paid an aggregate amount of RMB0.8785 million (tax inclusive) to two supervisors of the Company in 2015, which is an average of RMB0.4392 million (tax inclusive), and provided an aggregate amount of RMB77,400 for their retirement pension.

It was proposed that, upon achieving the Company’s operation goal for 2016, the remuneration of non-independent Directors, independent Directors and supervisors of the Company for the year 2016 be slightly below the level as that of 2015.

This was agreed by the independent Directors.

7. Approved the “Remuneration of the Senior Management for 2016 of Yanzhou Coal Mining Company Limited”.

Seven senior management (excluding Directors) had received remuneration from the Company in an aggregate amount of RMB3.2927 million (tax inclusive), which is an average of RMB0.4704 million (tax inclusive) for each person and an aggregate amount of RMB0.6377 million has been provided for as retirement pension.

It was approved that, upon achieving the Company’s operation goal of 2016, the remuneration of the senior management (excluding Directors) for the year 2016 be slightly below the level as that of 2015.

This was agreed by the independent Directors.

8. Approved the “Internal Control Evaluation Report for the Year 2015 of Yanzhou Coal Mining Company Limited”.

9. Approved the “2015 Social Responsibility Report of Yanzhou Coal Mining Company Limited”.

10. Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

The Company proposed to continue to buy liability insurance of a maximum insured amount of USD15 million for the Directors, supervisors and senior officers of the Company.

11. Approved the “Proposal in relation to the re-appointment and remuneration of external auditing firms for the year 2016”, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

As proposed by the Audit Committee under the Board, the Board proposed to re-appoint Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) as the domestic and overseas auditors for the year 2016 respectively.

It was proposed that the following remuneration be paid to the auditors in 2016:

1) the auditing fees for the domestic auditing will be RMB8.3 million;

2) the auditing fees for the auditing of overseas operations will be AUD1.35 million; and

3) the Board be authorized to make decisions in respect of payment of additional service fees.

12. Approved the “Proposal in relation to the continuing connected transactions of Yanzhou Coal Mining Company Limited for the year 2015”.

The Board confirmed that the actual transaction amounts of all types of continuing connected transactions between the Company and the controlling shareholder of the Company in 2015 had not exceeded the proposed annual caps approved by the independent shareholders or the Board.

As this resolution involved connected transactions, four related Director abstained from voting while the remaining six Directors unanimously approved the resolution.

The independent Directors gave independent opinions on the execution of the 2015 continuing connected transactions of the Company.

13. Approved the “Proposal in relation to the election of Directors of Yanzhou Coal Mining Company Limited, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun were nominated as candidates for the non-independent Directors of the sixth session of the Board. Mr. Qi Anbang was nominated as a candidate for the independent Directors of the sixth session of the Board.

This was agreed by the independent Directors.

Due to other work commitments, Mr. Yin Mingde and Mr. Zhang Baocai submitted the written resignation reports to the Company on 29 March 2016 and applied to resign from the positions of Directors. Mr. Yin Mingde and Mr. Zhang Baocai will continue to perform their duties as Directors according to the laws, regulations and the Articles of Association prior to the election and appointment of new directors at a general meeting of the Company.

For the biographical details of the candidates, please refer to the announcement of the Company in relation to the change of directors and supervisor of the Company on 29 March 2016. This announcement was also posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai Securities News in the PRC.

14. Approved the “Proposal in relation to the change of Secretary to the Board and Company Secretary”.

As proposed by the Chairman of the Board and reviewed by the nomination committee of the Board, it was approved that Mr Jin Qingbin was appointed as the secretary to the Board, the secretary of the Company and the designated contact person between the Company and the stock exchanges, and perform his responsibilities as the secretary to the Board and the secretary of the Company in accordance with laws and that Ms. Leung Wing Han Sharon was appointed as joint secretary of the Company according to relevant requirements of the Hong Kong Stock Exchange.

This was agreed by the independent Directors.

Due to other work commitments, Mr. Zhang Baocai submitted the written resignation reports to the Company on 29 March 2016 and ceased to be the secretary of the Company and secretary to the Board on 29 March 2016.

For the biographical details and contact information of Mr Jin Qingbin, please refer to the announcement of the Company in relation to the change of secretary to the Board and the secretary of the Company of the Company on 29 March 2016. This announcement was also posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai Securities News in the PRC.

15. Approved the “Proposal in relation to the change of the representative of securities affairs of the Company”.

It was approved that Mr. Pan Shutian was appointed as the representative of securities affairs of the Company and assist the secretary to the Board to perform responsibilities.

Due to other work commitments, Mr. Jin Qingbin ceased to be the representative of securities affairs of the Company on 29 March 2016.

For the biographical details and contact information of Mr Pan Shutian, please refer to the announcement of the Company in relation to the change of the representative of securities affairs of the Company on 29 March 2016. The announcement was also posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai Securities News in the PRC.

16. Approved the “Proposal in relation to the decrease in registered capital of the Company and amendments to the Articles of Association”, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

Based on the actual situation of the Company’s repurchase of H shares in 2015, the Board proposed to decrease the Company’s registered capital of RMB6.384 million and made corresponding amendments to the Articles of Association.

For details, please refer to the announcement of the Company in relation to the decrease in the registered capital of the Company and the amendments to the Articles of Association on 29 March 2016. The announcement was also posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai Securities News in the PRC.

17. Approved the “Proposal in relation to the equity acquisition of Yankuang Group Finance Co., Ltd. and the revisions to the Financial Services Agreement”, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

1) It was approved that the Company acquired 65% equity interest of Yankuang Group Finance Co., Ltd. from Yankuang at a consideration of RMB1,242,044,100, and to submit the same to the 2015 Annual General Meeting for discussion and consideration;

2) It was approved that Yankuang Group Finance Co., Ltd. and Yankuang Group Co., Ltd. entered into the financial services agreement and the annual caps of the transactions for the years of 2016 and 2017, and to submit the same to the 2015 Annual General Meeting for discussion and consideration;

3) It was approved that the Company and Yankuang Group Finance Co., Ltd. entered into the supplemental agreement to the financial services agreement and the caps of the transactions during the term of the agreement;

4) It was approved that the independent Board committee comprised of Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi, the independent Directors, and they will give independent opinions on the fairness of the transactions according to the professional advice of the independent financial adviser;

5) Any one Director is authorized to determine the content and disclosure matters of the circular and other relevant documents.

As this resolution involved connected transactions, four related Directors abstained from voting while the remaining six Directors unanimously approved the resolution.

The independent Board committee gave independent opinions on the equity acquisition of Yankuang Group Finance Co., Ltd. and the amendments to the financial services agreement.

For details, please refer to the connected transactions announcement of the Company on 29 March 2016. The Announcement was also posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai Securities News in the PRC.

18. Approved the “Proposal in relation to the acquisition of the mining rights of Wanfu Coal Mine”, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

1) It was approved that Yanmei Heze Neng Hua Co., Ltd. , a controlled subsidiary of the Company, acquired the mining rights of Wanfu Coal Mine held by Yankuang Group Co., Ltd at a consideration of RMB1,250,377,600, and to submit the same to the 2015 Annual General Meeting for discussion and consideration;

2) It was approved that Yanmei Heze Neng Hua Co., Ltd and Yankuang Group Co., Ltd. entered into the mining rights transfer agreement;

3) It was approved that the independent Board committee comprised of Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi, the independent Directors of the Company, and they will give independent opinions on the fairness of the transaction according to the professional advise of the independent financial adviser;

4) Any one Director is authorized to determine the content and disclosure matters of the circular and other relevant documents.

As this resolution involved connected transactions, four related Directors abstained from voting while the remaining six Directors unanimously approved the resolution.

The independent Board committee gave independent opinions on the acquisition of the mining rights of Wanfu Coal Mine.

For details, please refer to the connected transaction announcement of the Company on 29 March 2016 of the Company. The announcement was also posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai Securities News in the PRC.

19. Approved the “Proposal in relation to the provision of internal loan to Yanmei Heze Neng Hua Co., Ltd”.

It was approved that the Company provide internal loans of not more than RMB1.3 billion to Yanmei Heze Neng Hua Co., Ltd.

20. Approved the “Proposal in relation to the extension of the term of entrusted loan of Yanmei Heze Neng Hua Co., Ltd.”.

It was approved the relevant arrangements of extension of the term of the RMB1.7 billion entrusted loan provided by the Company to Yanmei Heze Neng Hua Co., Ltd.

21. Approved the “Proposal in relation to the increase in the registered capital of Zhongyin Financial Leasing Co., Ltd.”, and submit the same to the 2015 Annual General Meeting for discussion and consideration.

It was approved the Company and Yancoal International (Holding) Co. Ltd., a wholly-owned subsidiary of the Company, to jointly increase the registered capital of Zhongyin Financial Leasing Co., Ltd. of RMB5 billion, of which RMB3.735 billion will be contributed by the Company and an equivalent of RMB1.265 billion will be contributed by Yancoal International (Holding) Co. Ltd., and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

22. Approved the “Proposal in relation to the discussion and review of goodwill provision of impairment for assets”

It was approved and confirmed the goodwill provision of impairment for assets of RMB326.9 million, resulting in a decrease in net profits attributable to the shareholders of the parent of RMB326.9 million.

23. Approved the “Proposal to authorize the Company to carry out domestic and overseas financing businesses”, and submit the same to 2015 Annual General Meeting for discussion and consideration.

The Board proposed:

1) to approve the Company or controlled subsidiaries to carry out financing activities of aggregate amount not exceeding the equivalent of RMB60 billion and to determine the financing currency and methods based on merits of market conditions, which are restricted to the following financing methods only: bank loans, corporate bonds, medium-term notes, short-term bonds, perpetual bonds, perpetual renewable medium-term notes, private placement bonds, operating lease, financing lease, asset securitization, asset-backed notes, transfer of right of return over assets financing, private placement of industry funds, acceptance of insurance, the equity investment and bonds investment in the controlled subsidiaries by the subsidiaries of the trust and public offering funds.

The Company will comply with the information disclosure obligations under the regulatory requirements in places where the Company’s securities are listed when carrying out the above businesses.

2) to authorize the Chairman of the Board to, in accordance with the best interest of the Company, the relevant laws and regulations, as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but not limited to the following matters:

(i) in light of the Company’s and specific market circumstances, and according to the relevant laws and rules and the requirements of regulatory authority to develop and adjust specific plan in relation to such financing activities, including but not limited to the determination of suitable entity to carry out the financing activities, the amounts, methods, term and other matters related to financing activities;

(ii) to determine the engagement of intermediaries and to sign and implement all agreements and documents in respect of the financing activities and disclose the relevant information;

(iii) to deal with the reporting, registration, approval of materials and other relevant matters in respect of the financing activities necessary provided to domestic and overseas regulatory authorities;

(iv) the aforementioned authorization shall be valid after it is approved by the shareholders at the 2015 annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his power in relation to any contracts, agreements or decisions regarding the financing that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

24. Approved the “Proposal for the provision of financial guarantees to the Company’s subsidiaries and provision of guarantees in relation to daily operations by Yancoal Australia and its subsidiaries to subsidiaries of the Company in Australia”, and submit the same to the 2015 Annual General Meeting for discussion and consideration.

The Board proposed:

1)	to approve the provision of financial guarantee(s) of an aggregate amount not exceeding US$2 billion by the Company to its wholly-owned subsidiaries and controlled subsidiaries;

2)	that in order to satisfy the requirements of ordinary operations of the Company’s assets and subsidiaries in Australia and further reduce the operating cost, in accordance with the Australian Corporate Law and relevant laws and regulations, approve the provision of daily operation guarantees by Yancoal Australia Limited (“Yancoal Australia”) and its subsidiaries to subsidiaries of the Company in Australia of an aggregate amount not exceeding AUD500 million;

3)	to approve and authorize the Chairman of the Board to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but are not limited to the following matters:

(i)	to determine the appropriate subsidiaries which will be provided with the guarantees based on the financing needs;

(ii)	to determine the exact terms and conditions of the guarantee agreements, which include but not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

(iii)	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

4)	that the aforementioned authorization shall be valid after it is approved by the shareholders at the 2015 annual general meeting of the Company until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

For details, please refer to the announcement of the Company in relation to the provision of financial guarantees to the Company’s subsidiaries and provision of guarantees in relation to daily operations by Yancoal Australia and its subsidiaries to subsidiaries of the Company in Australia dated 29 March 2016. The announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai in the PRC.

25. Approved the “Proposal to authorize the Company to carry out the futures hedging business”.

It is approved that the Company carry out thermal coal, methanol and trading materials futures hedging business, the margin amounts of which shall not exceed RMB 500 million.

The independent Directors gave independent opinions on the proposal to carry out future hedging business.

For details, please refer to the announcement of the Company in relation to carrying out thermal coal future hedging business dated 29 March 2016. The announcement was also posted on the website of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and/or China Securities Journal and Shanghai Securities News in the PRC.

26. “Proposal regarding the general mandate authorizing the Board to issue additional H shares”, and to submit the same to the 2015 Annual General Meeting for discussion and consideration.

It was proposed that the Board be authorized to decide as to whether it would issue additional H Shares not exceeding 20% of the total amount of existing issued H Shares on the date of passing the relevant resolution at the 2015 Annual General Meeting and the related matters during the relevant period, and make corresponding amendments to the Articles of Association.

The relevant period commences from the date when the proposal is approved by the 2015 Annual General Meeting until whichever is the earliest of:

1) the conclusion of 2016 annual general meeting of the Company upon passing of this proposal;

2) the expiration of the 12 months upon the passing of this proposal; or

3) the time when such mandate is revoked or varied by a special resolution of the shareholders of the Company in any general meeting.

27. Approved the “Proposal in relation to the general mandate to be granted to the Board to repurchase H Shares”, and to submit the same to the 2015 Annual General Meeting, the 2016 first A shareholders’ class meeting and the 2016 first H shareholders’ class meeting for discussion and consideration.

1)	It was proposed that the Board be authorized to decide as to whether it would repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing the relevant resolution and the related matters during the relevant period, and make corresponding amendments to the Articles of Association.

The relevant period commences from the date when the proposal is approved by 2015 Annual General Meeting until whichever is the earliest of :

(i) the conclusion of 2016 annual general meeting of the Company upon passing of this proposal;

(ii) the expiration of the 12 months upon the passing of this proposal;

(iii) the time when such mandate is revoked or varied by a special resolution of the H share or A share shareholders of the Company in their respective class meeting.

2)	Any one Director be authorized to act on behalf of the Board to make timely decision about the specific matters of the repurchase of H Shares after the Board has been granted the general mandate to repurchase up to 10% of the total issued H Shares, and carry out the relevant approval and disclosure procedures, including but not limited to, determinate the timing, quantity and price of the repurchase and open overseas securities account and carry out the corresponding change of foreign exchange registration procedures, dispatch explanation documents to shareholders regarding the repurchase of H Shares, inform creditors and make public announcement, file with the China Securities Regulatory Commission, cancel the shares repurchased, decrease the registered capital, amend the Articles of Association of the Company, and carry out the corresponding change of registration procedures and execute and handle other documents and matters related to the repurchase.

28. Approved to convene the 2015 Annual General Meeting of Yanzhou Coal Mining Company Limited.

29. Approved to convene the 2016 first A shareholders’ class meeting and the 2016 first H shareholders’ class meeting of Yanzhou Coal Mining Company Limited.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

29 March 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC